

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

Linda Marbán
Chief Executive Officer
Capricor Therapeutics, Inc.
10865 Road to the Cure, Suite 150
San Diego, CA 92121

      Re: Capricor Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed June 14, 2024
           File No. 333-280229

Dear Linda Marbán:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Rob Carlson